ALSTON&BIRD LLP

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Jason W. Goode	Direct Dial: 404-881-7986	Email: jason.goode@alston.com

January 11, 2017
Via EDGAR

Mr. Coy Garrison Division of Corporation Finance Securities and Exchange Commission 100 F Street, Mail Stop 3010 Washington, DC 20549

Re:	RREEF Property Trust, Inc. File No. 333-208751

Dear Mr. Garrison:

This letter sets forth the response of our client, RREEF Property Trust, Inc. (“Issuer”), to the comments provided telephonically by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) on January 5, 2017 to the Issuer’s Post-Effective Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-11 (the “Registration Statement”) that was filed with the SEC on December 22, 2016. For your convenience, we have set forth below your comments followed by the Issuer’s responses thereto. As discussed, the Issuer agrees to include the additional disclosure requested in your telephonic comments in a prospectus supplement (the “Supplement”), which would be filed no later than the filing of the Issuer’s next post-effective amendment required by Section 20.D of Guide 5 or Rule 10(a)(3) of the Securities Act of 1933, as amended, whichever is earliest. If this is acceptable, we request the Staff to declare Amendment No. 3 effective at the earliest practicable time.

1.     Comment: For the disclosures on page 4 of the supplement included in Amendment No. 3 related to the estimated amounts of trailing fees, clarify that these amounts are not currently included in the calculation of the Issuer’s net asset value (“NAV”), and therefore, the NAV does not include the future obligation to pay the trail fees. Also, quantify the liability under generally accepted accounting principles (“GAAP”).

Response: The Issuer undertakes to include revised disclosures in the Supplement substantially in the form that follows:

The deferred costs and expenses above additionally includes $2,310,198 in estimated future trailing fees that will be deducted from the NAV on a daily basis as and when they become

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January 11, 2017

payable to the dealer manager. These amounts have not yet been included in the calculation of our NAV because the timing and ultimate amount of the trailing fees to be paid are unknown and dependent on factors including how long the applicable shares remain outstanding. However, under GAAP, we have incurred a liability and have estimated future trailing fees of $2,310,198 as of September 30, 2016 based on shares then outstanding, which is reflected on our most recent balance sheet.

2.    Comment: To the extent the Issuer receives future expense support, do not classify such expense support as cash flow from operations.

Response: The Issuer does not expect that it will receive any additional expense support from its advisor. However, to the extent the Issuer receives future expense support, in the statement of cash flows the Issuer will not classify such expense support as cash flow from operations, provided that doing so is in accordance with then-current GAAP based on the facts and circumstances present at such time.

3.    Comment: On page 18 of the supplement included in Amendment No. 3 related to the share repurchase program, state whether there were any unfulfilled redemption requests.

Response: The Issuer respectfully directs the Staff’s attention to the disclosures found on page 213 of the prospectus contained in the Registration Statement, which discloses that on March 18, 2016, the Issuer reached the redemption limits with respect to the first calendar quarter of 2016 and ceased accepting redemption requests for that quarter. The Issuer resumed accepting redemption requests in the second calendar quarter of 2016. Going forward, the Issuer will disclose whether there have been any unfulfilled redemption requests in the Supplement. As of September 30, 2016, there were no unfulfilled redemption requests.

4.    Comment: Revise the chart related to the compensation paid to the Issuer’s advisor and its affiliates to include compensation paid to the dealer manager and to reflect the Issuer’s stage of operations.

Response: As discussed with the Staff on January 5, 2017, the dealer manager for the Issuer’s initial public offering was not affiliated with the Issuer’s advisor, which is why the compensation paid to the dealer manager was presented separately. The Issuer’s dealer manager for the follow-on public offering is affiliated with the Issuer’s advisor. The Issuer undertakes to revise the chart related to the compensation paid to the Issuer’s advisor and its affiliates to include compensation paid to the affiliated dealer manager and to reflect the Issuer’s stage of operations.

We appreciate your review and assistance. Should you have any questions or need additional information, please do not hesitate to contact me.

Sincerely,

/S/ JASON W. GOODE

Jason W. Goode